EXHIBIT 12.1

                  ALLIANCE GAMING CORPORATION
   COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                 AND PREFERRED STOCK DIVIDENDS
                     (Dollars in thousands)




                                                                                       Six Months
                                       Fiscal Years Ended June 30,                   Ended Dec. 31
                                1992       1993      1994       1995      1996       1995     1996
Earnings:
Net Income (Loss). . . .      $(4,680)  $(3,650)  $(13,128)  $(10,752)  $(59,897)  $(9,431)  $4,781
Income taxes . . .                ---      ---         241        265        755       788    4,588
Imputed interest on
  rents(1) . . . . .              552      741       1,996        484        398       238      178
Interest and debt discount
  amortization . . . . .        4,505    5,046       6,830      8,133      8,897     4,288   11,879

Earnings (loss) as
  defined for ratio . . . .       377    2,137      (4,061)    (1,870)   (49,847)   (4,117)  21,426

Fixed Charges:
Imputed interest on
  rents(1) . . . .                552      741       1,996        484        398       238      178
Interest and debt
  discount amortization . . . . 4,505    5,046       6,830      8,133      8,897     4,288   11,879
Fixed Charge for Preferred
  Stock Dividends(2) . . . .      ---      ---         ---        ---        557       ---    9,216
Fixed Charges as
  defined for ratio . . . .     5,057    5,787       8,826      8,617      9,852     4,526   21,273

Ratio of earnings to
  fixed charges . . . .           ---      ---         ---        ---        ---       ---     1.01

Amounts by which earnings
  were inadequate to
  cover fixed charges . . . .  (4,680)  (3,650)    (12,887)   (10,487)   (59,699)   (8,643)     ---

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(1)     Imputed interest on rents is calculated by taking 33% of total rents in each period presented.
(2)     Computed as Preferred Stock Dividend/(100% - 35% tax rate).